SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,221,456[1] 8 SHARED VOTING POWER 190,658,644[1] 9 SOLE DISPOSITIVE POWER 20,221,456[1] 10 SHARED DISPOSITIVE POWER 190,658,644[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,880,100[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.1%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 12,752,024 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 5,818,423 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 83.5% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 190,658,644 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 190,658,644[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 190,658,644[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.5%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 12,752,024 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 5,818,423 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 1,000.3 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 75.5% of the total outstanding Common Stock.

Introductory Note

This Amendment No. 10 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 20, 2002, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003, Amendment No. 7 to Schedule 13D filed by the Reporting Persons on November 4, 2003, Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 22, 2004 and Amendment No. 9 to Schedule 13D filed by the Reporting Persons on May 17, 2005 (the “Amended Statement” and, collectively with this Amendment No. 10, the “Statement”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end of Item 3:

On May 17, 2005, pursuant to a Stock Purchase Agreement among Landmark, Steven M. Golden and certain of his family members and certain related persons (collectively, with Mr. Golden, the “Golden Group”), Landmark acquired beneficial ownership of 6,965,365 shares of Common Stock from the Golden Group (the “Golden Shares”), which shares represented all of the shares of stock of the Issuer owned by the Golden Group. Landmark and the Golden Group are in the process of causing the transfer of record ownership to occur and Landmark will pay the members of the Golden Group a total of $5,572,292 for the purchase of the Golden Shares.

Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) Landmark may be deemed to have beneficial ownership over 210,880,100 shares of Common Stock through (i) its ownership of 20,220,456 shares of Common Stock, (ii) its ownership of the Warrant, and (iii) its ownership of and control over Ventures, which owns 179,769,008 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

If (i) Landmark exercised its right to acquire 1,000.3 shares of Common Stock pursuant to the Warrant, and (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 179,769,008 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 90.1% and 81.5%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion to Common Stock of 12,752,024 shares of currently outstanding and convertible Series C Preferred Stock of the Issuer not owned by the Reporting Persons, (2) the exercise of 5,818,423 currently outstanding and exercisable options to purchase Common Stock not owned by the Reporting Persons, and (3) in the case of Ventures’ ownership percentage, the exercise by Landmark of its right to acquire 1,000.3 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark and Ventures would beneficially own 83.5% and 75.5%, respectively, of the total outstanding Common Stock.

Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

Landmark owns 20,220,456 shares of Common Stock, and Landmark also owns a warrant (the “Warrant”) which entitles it to purchase 1,000.3 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 179,769,008 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On June 14, 2001, Landmark and the Issuer entered into a Loan and Security Agreement, pursuant to which Landmark loaned $1.75 million to the Issuer. On July 30, 2001, Landmark and the Issuer entered into an Amended and Restated Senior Secured Loan and Security Agreement, a copy of which is included as Exhibit 5 to this Statement (the “Amended Loan Agreement”). Under the Amended Loan Agreement, Landmark loaned to the Issuer an additional $3.25 million, for an aggregate of $5 million in debt financing.

In connection with the transactions contemplated by the Amended Loan Agreement, the Issuer issued the Warrant to Landmark. The Warrant initially entitled Landmark to purchase 10,000,000 shares of Common Stock at an exercise price of $0.50 per share (the exercise price increases to $0.75 per share on July 30, 2005 to the extent not exercised), and it expires July 30, 2009. Beginning on November 12, 2001, the Issuer issued (and will continue to issue) to Landmark additional warrants to purchase two shares of Common Stock for each dollar of interest that accrued (and will accrue) under the Senior Secured Note and the Amended Loan Agreement. Certain warrants that have been issued to Landmark as a result of such accrued interest are described in Item 3. Also as described in Item 3, on May 16, 2005, Landmark exercised the warrant, in part, and acquired the Warrant Shares.

Under the terms of a Shareholders Agreement, dated as of November 12, 2001, by and among Ventures, the Issuer and certain other shareholders of the Issuer (the “Other Shareholders”), a copy of which is included as Exhibit 7 to this Statement (the “Shareholders Agreement”), the Issuer agreed to nominate and recommend for election to the Issuer’s board of directors Ventures’ designees to occupy the seats reserved for the holders of Series B Preferred Stock under the Issuer’s Certificate of Designations for the Series B Preferred Stock, a copy of which is included as Exhibit 8 to this Statement (the “Series B Certificate”). The Issuer also (i) granted Ventures a right to purchase either all or a pro rata portion of any proposed new issuance of securities, and (ii) agreed not to undertake certain actions without first obtaining Ventures’ consent, including, among other actions, amendments to the Issuer’s charter documents, a merger with or sale of any assets of the Issuer to another company, purchases of all or substantially all assets of another company, redemptions of certain capital stock of the Issuer, and further issuances of equity securities or equivalents of the Issuer. Under the Shareholders Agreement, the Other Shareholders granted Ventures a right of first refusal for any proposed transfer by an Other Shareholder, and if such right is unexercised an additional right to participate on a pro rata basis in any such proposed transfer.

Pursuant to a Securities Purchase Agreement, dated as of July 30, 2001, by and among the Issuer and the Reporting Persons, a copy of which is included as Exhibit 2 to this Statement (the “Purchase Agreement”), Ventures agreed to purchase certain shares of Series B Preferred Stock of the Issuer, subject to the satisfaction of certain conditions. Under the terms of an Amended and Restated Commercial Demand Grid Note (the “Grid Note”), Landmark loaned the Issuer a total of $10 million prior to November 12, 2001. On November 12, 2001, at Landmark’s request (for the benefit of Ventures), approximately $10 million of principal and interest then due Landmark under the Grid Note was offset against the purchase price due from Ventures to the Issuer under the Purchase Agreement for 65,057,936 shares of Series B Preferred Stock. The purchase of 65,057,936 shares of Series B Preferred Stock satisfied all of Ventures’ obligations under the Purchase Agreement to purchase Series B Preferred Stock. As a result of Ventures’ purchase of Series Preferred Stock, the Reporting Persons have the right to designate and elect majority of the Issuer’s board of directors. In addition, dividends accrue on the Series B Preferred Stock at a rate of 8% per year, payable quarterly to Ventures in additional shares of Series B Preferred Stock; certain shares of Series B Preferred Stock that have been issued to Ventures in connection with such “PIK” dividends are described in Item 3.

On August 16, 2001, the Reporting Persons and certain other shareholders of the Issuer entered into an Amended and Restated Side Agreement, a copy of which is included as Exhibit 9 to this Statement (the “Side Agreement”). Under the Side Agreement, the Reporting Persons agreed, until the earlier of (i) two years after the Reporting Persons or any of their affiliates own 51% or more of the Issuer’s Common Stock or (ii) until July 30, 2005, not to initiate or propose a transaction or series of transactions that would result in either (x) the Issuer becoming a privately held company or (y) the Reporting Persons acquiring more than 20% of the Common Stock of the Issuer, calculated on a fully diluted basis, except that such restriction shall not apply to the transactions contemplated under the Purchase Agreement or other documents related thereto (the restrictions in the Side Agreement described in clauses (i) and (ii) above are no longer applicable). The Reporting Persons also agreed to vote for the election of the designees of certain shareholders to the Issuer’s board of directors. The other shareholders of the Issuer party to the Side Agreement agreed to vote for the election of Ventures’ designees to occupy the seats on the Issuer’s board of directors reserved for the holders of the Series B Preferred Stock under the Series B Certificate.

On November 30, 2001, Landmark advanced to the Issuer $4 million under the Grid Note, and on December 24, 2001 Landmark advanced to the Issuer an additional $2.5 million under the Grid Note. As further described in Item 3, each advance under the Grid Note related to a Shortfall Purchase Option, and the Issuer agreed with the Reporting Persons that Landmark may direct that any amounts advanced under the Grid Note be applied, in whole or in part, to the purchase price for the exercise by Ventures of any existing Shortfall Purchase Option. Also as described in Item 3, on October 24, 2002, Ventures exercised a Shortfall Purchase Option under the Purchase Agreement and acquired an additional 17,825,212 shares of Series B Preferred Stock, for aggregate consideration of $2,770,038; and on December 20, 2002, Ventures exercised a

Shortfall Purchase Option under the Purchase Agreement and acquired an additional 60,967,777 shares of Series B Preferred Stock. The aggregate exercise price for such Shortfall Options was $9,474,392.58, which Ventures paid to the Issuer by applying (at Landmark’s direction) the entire amount then outstanding under the Grid Note against such aggregate exercise price.

As described in Item 3, on April 5, 2002, pursuant to a Stock Purchase Agreement among Lend Lease, the Issuer and Ventures, Ventures acquired the Lend Lease Shares for aggregate consideration of $871,171. In connection with the Lend Lease Transaction, the Issuer and Ventures entered into a Call Option Agreement (the “Call Option Agreement”) dated as of April 5, 2002. Pursuant to the Call Option Agreement, at any time after the first anniversary of the date thereof and prior to March 31, 2008, provided certain conditions set forth in the Call Option Agreement have been satisfied, the Issuer shall have the right to redeem or purchase from Ventures the Lend Lease Shares at a price per share equal to $0.08 plus 7% interest thereon, compounded annually.

Also as described in Item 3, pursuant to a Stock Purchase Agreement dated as of May 17, 2005, a copy of which is attached to this Statement as Exhibit 10, Landmark acquired beneficial ownership of the Golden Shares for aggregate consideration of $5,572,292.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on August 9, 2001 with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is included as Exhibit 1 to this Statement.

By virtue of the relationships among the Reporting Persons, as described in this Statement, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or any other person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Except as set forth in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end of Item 7:

10. Stock Purchase Agreement, dated as of May 17, 2005, by and among Landmark and the Golden Group.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and General Counsel

Dated: May 19, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Emily T. Neilson
	Name:	Emily T. Neilson
	Title:	Vice President, Treasurer, Secretary